JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.0001 per share, of WK Kellogg Co, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 30, 2025.

/s/ Gordon Gund
Gordon Gund

George Gund fbo George Gund III #7 dated 12-31-40

By: KeyBank National Association, its Trustee

By: /s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Agnes Gund #8 Fund A dated 12-31-40

By: KeyBank National Association, its Trustee

By: /s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Agnes Gund #8 Fund B dated 12-31-40

By: KeyBank National Association, its Trustee

By: /s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Agnes Gund #8 Fund C dated 12-31-40

By: KeyBank National Association, its Trustee

By: /s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Agnes Gund #8 Fund D dated 12-31-40

By: KeyBank National Association, its Trustee

By: /s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Gordon Gund #9 dated 12-31-40

By: KeyBank National Association, its Trustee

By: /s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Graham De C Gund #10 dated 12-31-40

By: KeyBank National Association, its Trustee

By: /s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

George Gund fbo Geoffrey De C Gund #11 dated 6-8-42

By: KeyBank National Association, its Trustee

By: /s/ William Nottage
Name: William Nottage
Title: Family Wealth Office Director; SVP

Agnes Gund #3 dated 11-21-68

By: KeyBank National Association, its Trustee

By: /s/ Beth Miller
Name: Beth Miller
Title: SVP